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                                 [Letterhead]



                               October 20, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:     Commerx, Inc.
        Registration Statement on Form S-1 (SEC File No. 333-95387) Amended Application for Withdrawal Pursuant to Rules 477 and 478

Ladies and Gentlemen:

        Pursuant to Rule 477(a) and (c) and Rule 478(c) of the Securities Act of 1933, as amended, Commerx, Inc. (the "Company") hereby applies for withdrawal of the registration statement on Form S-1 (File No. 333-95387) and all exhibits thereto filed with the Securities and Exchange Commission (the "Commission") on January 26, 2000 (the "Registration Statement"). The Company has determined to request withdrawal because of unfavorable market conditions. None of the securities covered by the Registration Statement have been sold nor will be sold.

        The Company further requests:

        1. That the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors; and

        2. That an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating "Withdrawn upon the request of the registrant, the Commission consenting thereto."

        In order for us to confirm the granting of such order, please fax a copy of such order to Charles C. Kim, counsel to the Company, at (312) 201-2555.

                                                Very truly yours,

                                                COMMERX, INC.

                                                /s/ Tim J. Stojka


                                                Tim J. Stojka
                                                Chief Executive Officer